                                                                   EXHIBIT 99.48


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1.  NAME AND ADDRESS OF COMPANY

         Transition Therapeutics Inc. ("TRANSITION")
         101 College Street, Suite 220
         Toronto, Ontario M5G 1L7

ITEM 2.  DATE OF MATERIAL CHANGE

         March 21, 2007

ITEM 3.  NEWS RELEASE

         A press release was disseminated through CNW Group on March 21, 2007.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         Transition announced that it had signed an agreement to offer to purchase all of the outstanding shares of NeuroMedix Inc. ("NEUROMEDIX"), a central nervous system ("CNS") focused biopharmaceutical company.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         Transition announced that it had signed an agreement to offer to purchase all of the outstanding shares of NeuroMedix, a CNS focused biopharmaceutical company. NeuroMedix is developing a series of compounds that have been shown to improve cognitive function in degenerative and injury related animal models. These compounds protect neurons by inhibiting glial cell activation and the production of cytokines such as interleukin-1 and TNF-alpha in the brain. NeuroMedix's lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury and is expected to enter phase I trials in 2007.

         Activation of astrocytes and microglia, as well as increased production of pro-inflammatory cytokines, such as IL-1 and TNF-alpha, in the brain is a major pathology associated with moderate and severe Alzheimer's disease, traumatic brain injury and multiple sclerosis. These disease processes are thought to be involved in the increase in neuronal cell dysfunction and death. Drs. Watterson and Van Eldik from Northwestern University in Chicago have discovered and developed a proprietary class of compounds designed to cross the blood brain barrier and inhibit glial cell activation and pro-inflammatory cytokine production in the brain. These therapeutic compounds, particularly the lead compound Minozac, prevent a number of neurological pathologies, including neuronal dysfunction and cognitive impairment, in Alzheimer's and traumatic brain injury disease models. This class of molecules offers a therapeutic approach with a novel mechanism of action to treat a number of debilitating neurological diseases.

         The acquisition will be conducted by means of a tender offer ("OFFER") for all the outstanding shares of NeuroMedix. Consideration to be paid by Transition for NeuroMedix will be in the form of Transition common shares and the offer represents a deemed purchase price of approximately $11.1 million. Under the Offer, NeuroMedix common shareholders can receive one common share of Transition for every
         5.1429 NeuroMedix common shares tendered. The Offer is subject to a minimum acceptance by the holders of at least 66 2/3% of all the shares of NeuroMedix.

         The Board of Directors of NeuroMedix unanimously recommends the Offer to NeuroMedix shareholders. NeuroMedix's directors, officers and certain large shareholders who collectively own or control 59% of NeuroMedix shares have signed lock-up agreements in which they agree to tender their shares to the Offer. Documents relating to the Offer are expected to be available to shareholders of NeuroMedix as soon as reasonably practicable and, in any event, not later than April 15, 2007.

         Information contained in this material change report should be considered accurate only as of the date of the report and may be superseded by more recent information disclosed in later press releases, filings with the securities commissions or otherwise. Material change reports may contain forward-looking statements based on the expectations of Transition's management as of the date of the report. Actual results may materially differ based on many factors, including those described in the material change report.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  EXECUTIVE OFFICER

         For further information, contact Dr. Tony Cruz, Chief Executive Officer, at (416) 260-7770, x.223 or Mr. Elie Farah, Chief Financial Officer and Vice President, Corporate Development at (416) 260-7770, x.203

ITEM. 9  DATE OF REPORT

         March 27, 2007.